

Mail Stop 3030

December 14, 2009

VIA U.S. MAIL

Mr. John E. Yetter
Vice President and Chief Financial Officer
Derma Sciences, Inc.
214 Carnegie Center
Suite 300
Princeton, New Jersey 08540

> **Re: Derma Sciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Forms 10-Q for the Quarterly Periods Ended March 31, and**
> **June 30, 2009**
> **File No. 001-13070**

Dear Mr. Yetter:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief